40 - 33

811-00816
(Amer. Cent. Mutual Fund)
Branch 18



American Century
Investments

September 12, 2005


05064664


SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH. D.C.
185
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

Second Consolidated Amended Complaint filed by plaintiffs in the case styled as Robert L. Baker, et al., v. American Century Investment Management, Inc.

ACIM's Answer to plaintiff's Second Consolidated Amended Complaint

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

MVC:ce

American Century Investments
P.O. Box 410141, 4500 Main Street
Kansas City, MO 64141-0141

1-800-345-2021 or 816-531-5575



American Century
Investments

September 12, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH. D.C.
185
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

Second Consolidated Amended Complaint filed by plaintiffs in the case styled as Robert L. Baker, et al., v. American Century Investment Management, Inc.

ACIM's Answer to plaintiff's Second Consolidated Amended Complaint

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:ce

American Century Investments
P.O. Box 410141, 4500 Main Street
Kansas City, MO 64141-0141

1-800-345-2021 or 816-531-5575

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

ROBERT L. BAKER et al.,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	CASE NO. 04-4039-CV-C-ODS
	)	
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.,	)	
	)	
	)	
Defendant.	)	
	)	

ANSWER TO SECOND CONSOLIDATED AMENDED COMPLAINT

Defendant American Century Investment Management, Inc. ("ACIM") answers Plaintiffs' Second Consolidated Amended Complaint ("Complaint") as follows:

1. Answering Paragraph 1 of the Complaint, admits that Plaintiffs purport to bring this action as a derivative action on behalf of the Plaintiff Funds[1] under Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-35(b), but denies that Plaintiffs have any claim under that section.

2. Admits the allegations in Paragraph 2 of the Complaint.

3. Admits the allegations in Paragraph 3 of the Complaint, except denies that venue is proper in the Central Division of this District.

4. Denies the allegations in Paragraph 4 of the Complaint.

5. Denies the allegations in Paragraph 5, except denies having knowledge or information sufficient to form a belief as to the truth of the allegation that Plaintiffs are

[1] For purposes of this Answer to Second Consolidated Amended Complaint only, ACIM adopts Plaintiffs' definition of "Plaintiff Funds" as set out in Paragraph 1 of the Complaint.

shareholders in the Funds, and admits that ACIM is the registered investment advisor of the Plaintiff Funds.

6. Paragraph 6 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations therein to the extent they are factual.

7. Denies the allegations in Paragraph 7 of the Complaint.

8. Denies the allegations in Paragraph 8 of the Complaint.

9. Denies the allegations in Paragraph 9 of the Complaint, except admits that the directors of the Plaintiff Funds serve on the Boards of Directors more than 50 Kansas City, Missouri-based American Century mutual funds.

10. Denies the allegations in Paragraph 10 of the Complaint, except admits that among other meetings, the Boards of Directors of the Plaintiff Funds and the other Kansas City, Missouri-based American Century mutual funds typically meet at least once each calendar quarter.

11. Admits that ACIM is the registered investment advisor of the Plaintiff Funds and manages the Plaintiff Funds pursuant to investment management agreements.

12. Denies the allegations in Paragraph 12 of the Complaint.

13. Denies the allegations in Paragraph 13 of the Complaint.

14. Denies the allegations in Paragraph 14 of the Complaint.

15. Denies the allegations in Paragraph 15 of the Complaint.

16. Denies the allegations in Paragraph 16 of the Complaint.

17. Denies the allegations in Paragraph 17 of the Complaint.

18. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 18 of the Complaint.

19. Denies the allegations in Paragraph 19 of the Complaint.

20. Paragraph 20 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations therein to the extent they are factual, except admits that Congress enacted the Investment Company Act of 1940 in 1940.

21. Denies the allegations in Paragraph 21, except admits that the paragraph quotes a portion of Section 36(b).

22. Denies the allegations in Paragraph 22 of the Complaint.

23. Denies the allegations in Paragraph 23 of the Complaint.

24. Paragraph 24 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations therein to the extent they are factual.

25. Paragraph 25 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations therein to the extent they are factual.

26. Denies the allegations in Paragraph 26 of the Complaint.

27. Denies the allegations in Paragraph 27 of the Complaint.

28. Paragraph 28 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal

conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations to the extent that they are factual, except admits that a majority of each of the Plaintiffs Funds' boards comprises directors who are not interested persons of the Plaintiff Funds (the "Independent Directors"), that they have approved the fee schedules for the Plaintiff Funds in a manner meeting all legal requirements, and that the board members of the Plaintiff Funds are board members of more than 50 Kansas City, Missouri-based American Century mutual funds.

29. Denies the allegations in Paragraph 29 of the Complaint.

30. Paragraph 30 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and denies the allegations to the extent that they are factual.

31. Denies the allegations in Paragraph 31 of the Complaint.

32. Denies the allegations in the first sentence of Paragraph 32 of the Complaint, and otherwise denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 32.

33. Answering the allegations in Paragraph 33 of the Complaint, admits that Plaintiffs purport to seek relief as set forth in the Complaint, but denies that Plaintiffs are entitled to relief and otherwise denies the allegations.

34. Answering the allegations in Paragraph 34 of the Complaint, admits that Plaintiffs purport to seek relief as set forth in the Complaint, but denies that Plaintiffs are entitled to relief and otherwise denies the allegations.

35. Denies the allegations in Paragraph 35 of the Complaint, except admits that the requirements of Fed. R. Civ. P. 23.1 do not apply to actions under Section 36(b) of the ICA.

36. Admits that Plaintiffs do not seek the relief described in Paragraph 36.

37. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 37 of the Complaint.

38. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 38 of the Complaint.

39. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 39 of the Complaint.

40. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 40 of the Complaint.

41. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 41 of the Complaint.

42. Admits the allegations in Paragraph 42 of the Complaint.

43. Admits the allegations in Paragraph 43 of the Complaint.

44. Denies the allegations in Paragraph 44 of the Complaint.

45. Paragraph 45 of the Complaint states conclusions of law to which no answer is required. To the extent that Paragraph 45 alludes to the factors set out in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982), ACIM respectfully refers the Court to the *Gartenberg* case for the exact content and context thereof. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and opinions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. ACIM denies the allegations in Paragraph 45 to the extent they are factual.

46. Denies the allegations in Paragraph 46 of the Complaint.

47. Denies the allegations in Paragraph 47 of the Complaint.

48. Denies the allegations in Paragraph 48 of the Complaint.

49. Denies the allegations in Paragraph 49 of the Complaint.

50. Denies the allegations in Paragraph 50 of the Complaint.

51. Denies the allegations in Paragraph 51 of the Complaint.

52. Denies the allegations in Paragraph 52 of the Complaint.

53. Denies the allegations in Paragraph 53 of the Complaint.

54. Denies the allegations in Paragraph 54 of the Complaint.

55. Denies the allegations in Paragraph 55 of the Complaint.

56. Denies the allegations in Paragraph 56 of the Complaint.

57. Denies the allegations in Paragraph 57 of the Complaint.

58. Denies the allegations in Paragraph 58 of the Complaint.

59. Denies having knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 59 of the Complaint.

60. Denies the allegations in Paragraph 60 of the Complaint.

61. Admits the allegations in Paragraph 61 of the Complaint.

62. Admits the allegations in Paragraph 62 of the Complaint.

63. Admits the allegations in Paragraph 63 of the Complaint.

64. Admits the allegations in Paragraph 64 of the Complaint.

65. Denies the allegations in Paragraph 65 of the Complaint.

66. Denies the allegations in Paragraph 66 of the Complaint.

67. Denies the allegations in Paragraph 67 of the Complaint.

68. Denies the allegations in Paragraph 68 of the Complaint.

69. Denies the allegations in Paragraph 69 of the Complaint.

70. Denies the allegations in Paragraph 70 of the Complaint.

71. Denies the allegations in Paragraph 71 of the Complaint.

72. Denies the allegations in Paragraph 72 of the Complaint.

73. Paragraph 73 of the Complaint contains conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and respectfully refers the Court to the cited statute and SEC Rule for the exact content and context thereof.

74. Denies the allegations in Paragraph 74 of the Complaint and respectfully refers the Court to the cited case for the exact content and context thereof.

75. Paragraph 75 of the Complaint states conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and opinions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. ACIM denies the allegations in Paragraph 75 to the extent they are factual.

76. Paragraph 76 of the Complaint states conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and opinions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. ACIM denies the allegations in Paragraph 76 to the extent they are factual.

77. Denies having knowledge or information sufficient to form a basis as to the truth of the allegations in Paragraph 77 of the Complaint.

78. Denies the allegations in Paragraph 78 of the Complaint.

79. Denies the allegations in Paragraph 79 of the Complaint.

80. Denies the allegations in Paragraph 80 of the Complaint.

81. Paragraph 81 of the Complaint states conclusions of law to which no answer is required. ACIM reserves all rights to challenge Plaintiffs' statements of legal conclusions and opinions and denies that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. ACIM denies the allegations in Paragraph 81 to the extent they are factual.

ANSWER TO COUNT ONE

82. Repeats and re-alleges the foregoing responses to Paragraphs 1 through 81 of the Complaint.

83. Denies the allegations in Paragraph 83 of the Complaint.

84. Denies the allegations in Paragraph 84 of the Complaint.

85. Denies the allegations in Paragraph 85 of the Complaint.

86. Denies the allegations in Paragraph 86 of the Complaint.

87. Admits that Plaintiffs seek the relief described in Paragraph 87 of the Complaint, but denies that Plaintiffs are entitled to such relief.

ACIM denies each and every averment in the Complaint not specifically admitted herein.

AFFIRMATIVE DEFENSES

For additional denials, as well as affirmative defenses, ACIM states as follows:

First Affirmative Defense

The Complaint fails to state a claim upon which relief can be granted.

Second Affirmative Defense

Plaintiffs' claims are barred in whole or in part by the applicable statute of limitations.

Third Affirmative Defense

The claims of Plaintiffs are barred in whole or in part by the doctrines of laches, waiver, estoppel, unclean hands, and/or ratification.

Fourth Affirmative Defense

Plaintiffs have not suffered any losses or damages from their investments in the Funds.

Fifth Affirmative Defense

Any injury sustained by Plaintiffs on behalf of the Funds was not directly or proximately caused by the alleged breach of fiduciary duty as set forth in the Complaint.

Sixth Affirmative Defense

At the time Plaintiffs first became shareholders of the Funds, they were or should have been aware that an Advisory Fee Schedule equal to or greater than that now in effect had been approved by a majority of the Board of Directors of the Funds. Plaintiffs were fully informed of all material facts concerning investing in the Funds, including the level and calculation of the Fund advisers' compensation and the distribution plan, and knowingly entered into the investment. On this basis, Plaintiffs are estopped and precluded from maintaining this action on behalf of the Funds.

Seventh Affirmative Defense

ACIM acted at all times and in all respects in good faith and with due care.

Eighth Affirmative Defense

The Independent Directors of the Funds received adequate information from ACIM and exercised good faith business judgment in approving the management agreements in effect when Plaintiffs became shareholders, and in subsequently approving renewals of the management agreements containing the advisory fee schedule currently in effect.

Ninth Affirmative Defense

Some or all of the Plaintiffs lack standing to bring the claims asserted in the Complaint.

Tenth Affirmative Defense

Plaintiffs are not entitled to a trial by jury.

Eleventh Affirmative Defense

ACIM hereby gives notice that it intends to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserves all rights to assert such defenses.

Dated: September 8, 2005

Respectfully submitted,

ROUSE HENDRICKS GERMAN MAY PC

By: s/ Daniel E. Blegen
Randall E. Hendricks MO #24832
Daniel E. Blegen MO #47276
One Petticoat Lane Building
1010 Walnut, Suite 400
Kansas City, Missouri 64106
Tele: (816) 471-7700
Fax: (816) 471-2221

MILBANK, TWEED, HADLEY & McCLOY LLP
James N. Benedict
Sean Murphy
Michael A. Berg
Carrie A. Bassel
One Chase Manhattan Plaza
New York, New York 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendant American Century Investment Management, Inc.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above and foregoing document was filed electronically with the above-captioned court, with notice of case activity generated and sent electronically by the Clerk of said court (with a copy to be mailed via regular U.S. mail to any individuals who do not receive electronic notice from the Clerk) this 8th day of September, 2005, to:

Wm. Dirk Vandever, Esq.
Dennis Egan, Esq.
The Popham Law Firm, P.C.
323 W. 8th Street, Suite 200
Kansas City, MO 64105

Guy M. Burns, Esq.
Jonathan S. Coleman, Esq.
Becky Ferrell-Anton, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman, Esq.
James C. Bradley, Esq.
Nina H. Fields, Esq.
Patrick Richardson, Esq.
Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Gene P. Graham, Jr., Esq.
Steven W. White, Esq.
White, Allinder, Graham & Buckley, LLC
14801 East 42nd Street
Independence, MO 64055

s/ Daniel E. Blegen
Attorney for ACIM

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

ROBERT L. BAKER, et al., Plaintiffs, v. AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., Defendant.	Case No. 04-4039-CV-C-ODS

SECOND CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, Robert L. Baker, Charlyne Van Oosbree, Linda Bailey, Leonard Perrier, and Raymond Hicks, for the use and benefit of the American Century Select Fund ("Select"), American Century Growth Fund ("Growth"), and American Century Ultra Fund ("Ultra") (collectively, the "Plaintiff Funds"), sue Defendant, American Century Investment Management, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the American Century Select Fund, American Century Growth Fund, and American Century Ultra Fund pursuant to §§ 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.


EXHIBIT
A

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendant is an inhabitant of or transacts business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendant may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively the "Plaintiff Funds"), created, sold, advised, administered, and managed with other funds as part of a fund family or complex by Defendant (the "Fund Complex").

6. Defendant, as the underwriter, distributor, advisor, and control person of the Plaintiff Funds, owes distinct and separate fiduciary and other duties to all shareholders (including Plaintiffs) of each of the funds in the Fund Complex, including the Plaintiff Funds.

7. Plaintiffs and other shareholders of the Plaintiff Funds pay Defendant fees for providing investment advisory services and administrative services. These fees are based on a percentage of the net assets of each Plaintiff Fund. Defendant charges a combined, unbundled fee, sometimes called a unified fee, to each Plaintiff Fund for the investment advisory services and the administrative services rendered to that particular fund.

8. The Fund Complex consists of dozens of mutual funds, all of which were conceived and started by the Defendant or its predecessor. The Defendant's purpose in starting, maintaining, and servicing mutual funds is to make a profit on the advisory, administrative and shareholder services offered to and paid for by each of the Plaintiff Funds.

9. When the Defendant starts a new mutual fund, it nominates and elects the Fund's Board of Directors, who are typically the same people that serve on the boards of all of the funds in the Fund Complex. In the case of the Plaintiff Funds at issue in this case, the members of the respective Boards simultaneously serve on the Boards of at least 53 mutual funds in the Fund Complex.

10. The mutual fund boards typically meet each calendar quarter at a simultaneous meeting for all 53 mutual funds, and they are paid a fee from each separate mutual fund, which means that by attending a single board meeting, the directors receive 53 separate fees. As a result, board membership in the Fund Complex is a lucrative part-time job, the continuation of which is dependent (at least in part) on the continued good will and support of Defendant.

11. The Defendant provides management services to the Plaintiff Funds, and those services are comprised of investment advisory services and administrative services.

12. The investment advisory services Defendant provides to the Plaintiff Funds are identical to the investment advisory services Defendant provides to other clients, such as institutional and sub-advisory clients, and entail identical costs. In fact, the cost of managers, analysts, research data, the physical plant, and other aspects of Defendant's investment advisory services are shared between the funds within the Fund Complex (including the Plaintiff Funds) and the Defendant's other clients.

13. Despite the equivalence of the investment advisory services Defendant provides to the Plaintiff Funds and the other clients, the fees Defendant receives from the Plaintiff Funds that are attributable to pure investment advisory services are much higher than the fees Defendant or its affiliates receive from other clients for the identical services.

14. The administrative services Defendant provides to the Plaintiff Funds are either substantially similar or identical to the administrative services Defendant provides to other clients, or entail similar or identical costs. In addition, the administrative services Defendant provides to the Plaintiff Funds are substantially similar or identical to administrative services provided to mutual funds by other third party service providers.

15. The fees Defendant receives from the Plaintiff Funds that are attributable purely to administrative services are much higher than the fees Defendant or its affiliates receive from other clients for substantially similar or identical services. In addition, those fees are much higher than the fees charged by other third party service providers for substantially similar or identical services.

16. When a mutual fund is new and/or small in size, it is less profitable for the Defendant. As an example, if a fund has one hundred million dollars ($100,000,000) of assets under management and a fee of 75 basis points (100 basis points = 1%), the fee equals seven hundred and fifty thousand dollars ($750,000) per year. A comparable mutual fund with one billion dollars ($1,000,000,000) of assets under management would generate a fee of seven million five hundred thousand dollars ($7,500,000). Similarly, a mutual fund worth ten billion dollars ($10,000,000,000) would generate a fee of ***seventy-five million dollars ($75,000,000) per year.***

17. The work required to operate a mutual fund does not increase proportionately with the assets under management. While this is true for virtually all services provided to a mutual fund, it is particularly true for the work required in the area of pure investment advisory services. It does not cost the fund's adviser ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund; in fact,

the pure advisory service or securities selection process for a ten billion dollar fund and a one million dollar fund are virtually identical, generating enormous economies of scale.

18. Economies of scale are also generated in the administrative services provided by the Defendant to the Plaintiff Funds.

19. These economies of scale generate huge profits for the Defendant, and should be shared in a meaningful way with the mutual funds and their shareholders by reducing the fees charged to the Plaintiff Funds. In the case of the mutual funds at issue in this case, no meaningful savings in fees or other economy of scale benefits have been shared with the Plaintiff Funds.

Section 36(b) of the Investment Company Act of 1940

20. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA "). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendant. In the 1960s, it became clear to Congress that investment advisors to mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

21. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or

payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

22. In the past decade, the assets managed by Defendants within the Fund Complex have grown dramatically.

a. In 1993, the American Century Fund Complex (exclusive of money market funds) had average total net assets of approximately twenty-two billion dollars ($22,000,000,000) and fund shareholders paid two hundred and three million dollars ($203,000,000) or 91 basis points, in fees to the Defendant. Ten years later, by 2002, the Fund Complex (exclusive of money market funds) had significantly grown to nearly sixty four billion dollars ($64,000,000,000) in average net assets. The fees paid in 2002 had increased to five hundred and ninety seven million dollars ($597,000,000), or 93 basis points. For the Fund Complex as a whole, therefore, fees actually ***increased*** as a percentage of average net assets from 1993 to 2002.

b. In 1993, the American Century Ultra Fund had approximately six billion dollars ($6,000,000,000) in average net assets; by 2002, the fund had grown more than four times larger, to approximately twenty-four billion, four hundred million dollars ($24,400,000,000) in average net assets. The fees for the American Century Ultra Fund also experienced a four fold increase during this time, from sixty million dollars ($60,000,000) in 1993 to over two hundred and forty million dollars ($240,000,000) in 2002. The work and attendant costs for services did not materially change during this period. In spite of Ultra's phenomenal growth, its fee remained relatively flat as a percentage of net assets from 1993 to 2002, demonstrating that economies of scale were not passed on to the shareholders of Ultra.

c. Both Select and Growth also have billions of dollars of assets under management, and Defendant charges both funds fees at substantially the same rate as Ultra, also yielding to the Defendant enormous profits and benefits from economies of scale which are not passed on to the shareholders of either Select or Growth.

23. While each of the Plaintiff Funds have grown dramatically in size, the nature of the services rendered by Defendant has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the fees paid to Defendant has grown dramatically. As a result, the fees paid to Defendant (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

24. Each mutual fund in the Fund Complex is a distinct and separate legal entity with distinct and different shareholders, and the Defendant owes a separate fiduciary duty to each mutual fund, including each of the Plaintiff Funds which are the subject of this litigation.

25. The Defendant is obligated to determine fees and charges to each Fund separately, and make separate reports to each Fund's board of directors on the profit realized from the fees collected from each of the Plaintiff Funds.

26. In spite of these obligations to each separate Fund, the Defendant has reported on and calculated their profits on a complex-wide basis. The result is that the larger Plaintiff Funds – those which are the subject of this suit – are enormously profitable, and those profits are used by Defendant to support, supplement, and underwrite the expenses for smaller funds in the Fund Complex, which the Defendant hopes will grow and generate even greater profits for themselves.

27. Defendant, in violation of its fiduciary duties to Plaintiffs, has retained excess profits resulting from economies of scale realized through the management of the Plaintiff Funds. These economies of scale are a product of the dramatic growth in assets managed by Defendant as well as Defendant's ability to provide the identical services it provides Plaintiffs to other clients at little or no additional cost. As assets under management increase, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In fact, with very large funds (such as those at issue in this case), the cost of servicing the additional assets approaches zero. Accordingly, any fees received in connection with the additional assets represent almost pure profit. The excess profits resulting from economies of scale belong to Plaintiffs and the other shareholders of the Plaintiff Funds.

28. The fees paid to Defendant are technically approved by the Plaintiff Funds' board of directors.[1] A majority of the Plaintiff Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. The Board of the Plaintiff Funds simultaneously sits as the board of at least 53 mutual funds in the Fund Complex. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the fees paid by each of the Plaintiff Funds.

29. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendant in reviewing the fees paid by Plaintiffs and other shareholders of the Plaintiff Funds. In particular, Defendant does not provide the directors with sufficient information for the individual Plaintiff Funds for the directors to fulfill their obligations, a factor supporting a finding that Defendant has breached its fiduciary duties.

[1] The term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

30. The "disinterested" directors' approval of the Defendant's fees does not relieve the Defendant of its fiduciary duties imposed under ICA § 36(b), 15 U.S.C. § 80a-35(b).

31. The fees charged and collected by the Defendant from the Plaintiff Funds are excessive even though they were supposedly approved by the board of directors of the Plaintiff Funds.

32. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Nature of Claims

33. In this action, Plaintiff seeks to rescind the agreements and to recover the total fees charged by Defendant or, alternatively, to recover the profits wrongfully retained by Defendant and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendant in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b).

34. Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

35. No pre-suit demand on the board of directors of the Plaintiff Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox,* 464 U.S. 523 (1984).

36. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Plaintiff Funds.

II. PARTIES

37. Plaintiff Robert L. Baker is a resident of Jefferson City, Missouri. He is a shareholder at all relevant times of the American Century Select Fund.

38. Plaintiff Charlyne Van Oosbree is a resident of Jefferson City, Missouri. She is a shareholder at all relevant times of the American Century Growth Fund, and the American Century Select Fund.

39. Plaintiff Linda Bailey is a resident of Jefferson City, Missouri. She is a shareholder at all relevant times of the American Century Ultra Fund.

40. Plaintiff Leonard Perrier is a resident of O'Fallon, Illinois. He is a shareholder at all relevant times of the American Century Ultra Fund.

41. Plaintiff Raymond Hicks is a resident of Troy, Illinois. He is a shareholder at all relevant times of the American Century Ultra Fund.

42. The American Century Select Fund, the American Century Growth Fund, and the American Century Ultra Fund are separate series of American Century Mutual Funds, Inc., a Maryland corporation that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company.

43. Defendant American Century Investment Management, Inc. (the "Adviser") is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is the investment adviser to each of the Plaintiff Funds.

IV. GENERAL ALLEGATIONS

44. Defendant has breached its fiduciary duty pursuant to § 36(b) of the ICA with respect to their receipt of fees from the Plaintiff Funds because the fees they received are excessive, were not negotiated at arms length, and do not reflect or replicate the results of an arms' length negotiation.

45. Factors which may be relevant to determining whether Defendant has breached their fiduciary duty pursuant to § 36(b) include, but are not limited to: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Plaintiff Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Plaintiff Funds

46. The nature of the investment advisory services provided to the Plaintiff Funds is straightforward: Defendant buys and sells, at its discretion, stocks, bonds, and other securities for the Plaintiff Funds. This is precisely the same service provided to Defendant's institutional and other clients (albeit at a dramatically lower cost). On information and belief, the materials provided by Defendant to the directors of the Plaintiff Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Plaintiff Funds and fee revenues.

47. Despite the fact that the Plaintiff Funds receive identical investment advisory services as Defendant's sub-advisory, institutional and other clients, on information and belief, Plaintiffs pay Defendant dramatically higher fees because these fees are not negotiated at arm's length as they are with the other clients. This disparity in fees evinces Defendant's willingness and determination to prefer its own financial interests to the interests of the Plaintiff Funds and the shareholders of the Plaintiff Funds.

(2) The Profitability of the Fund to the Adviser/Manager

48. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendant's reporting of their revenues and costs is intended to, and does, obfuscate Defendant's true profitability. For instance, upon information and belief, Defendant employs accounting practices in their financial reporting which are designed to shift and allocate costs to the Plaintiff Funds in an arbitrary and unreasoned way.

49. Defendant's true profitability can be determined on either an incremental basis or a full-cost basis. Defendant's incremental costs of providing services to Plaintiff Funds are nominal, while the additional fees received by Defendant are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendant's full costs of providing advisory services will also demonstrate the enormous profitability to Defendant of managing the Plaintiff Funds.

(3) Economies of Scale

50. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

51. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendant's duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Id. at 620 [Ex. 1].

52. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional, sub-advisory and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

53. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

54. From 1993 through 2002, Defendant's assets under management grew from $22 billion to nearly $64 billion, an increase of nearly two and one half times. However, this phenomenal growth in mutual fund assets not only produced no savings to the Plaintiff Funds related to these enormous economies of scale, but fees for the Fund Complex as a whole actually increased faster than the growth in assets. Fees went from $203 million in 1993 to $597 million in 2002. Fees as a percentage of average net assets increased from 91% in 1993 to 93% in 2002. The foregoing figures make a mockery of the concept of economies of scale.

55. Further evidence of Defendant's refusal to pass along economies of scale to Plaintiffs and other shareholders of the Plaintiff Funds is the fee breakpoint levels for the Plaintiff Funds. For example, the fee structure for the American Century Ultra Fund, Investor Class Shares, is currently 1.00% (100 basis points) of the first ***$20 billion*** in assets, .950% (95

basis points) of the next $10 billion, .925% (92.5 basis points) of the next $10 billion, and .900% (90 basis points) of assets in excess of $40 billion. The first breakpoint occurs, then, when the fund reaches ***$20 billion*** in assets. By way of contrast, when Defendant acts as sub-advisor to mutual funds controlled by third parties, the first breakpoint in its sub-advisory fee typically begins at the ***$50 million - $100 million*** level. (See paragraph 52 - 55, infra.)

56. Likewise, Select and Growth also have their first fee breakpoint at $20 billion, which serves to effectively prevent the Plaintiff Funds from participating in any economies of scale generated by those funds.

57. The economies of scale enjoyed by Defendant with respect to the Plaintiff Funds have not been shared with the Plaintiff Funds as required by § 36(b). As a result, the fees paid to Defendant for services provided to the Plaintiff Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

58. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a

reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

59. More recently, New York's Attorney General surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

60. On information and belief, the shareholders of the Plaintiff Funds are plagued by the same discriminatory over-charging by Defendant as the shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. Indeed, a number of relevant comparative fee structures clearly establish that Defendant is charging fees to the Plaintiff Funds that are disproportionate to the value of the services rendered.

61. The Defendant serves as the sub-adviser to the AXP Partners Aggressive Growth Fund, and receives a fee of 50 basis points of the first $100 million in assets, 45 basis points of

the next $150 million in assets, 40 basis points of the next $250 million in assets, and 38 basis points of assets in excess of 500 million.

62. The Defendant serves as the sub-adviser to the IDEX American Century International Fund, and receives a fee of 60 basis points of the first $50 million in assets, 55 basis points of the next $100 million, 50 basis points of the next $350 million in assets, and 45 basis points for assets in excess of $500 million.

63. The Defendant serves as the sub-adviser to the New York Life American Century Income and Growth Fund, and receives a fee of 40 basis points of the first $100 million in assets, 35 basis points of the next $100 million, and 34 basis points of assets in excess of $200 million.

64. The Defendant serves as the sub-adviser to the Partners LargeCap Growth Fund of the Prinicipal Investors Fund, Inc., and receives a fee of 55 basis points of the first $50 million in assets, 50 basis points of the next $50 million, 43 basis points of the next $150 million, 35 basis points of the next $250 million, and 32 basis points of assets in excess of $500 million.

65. An affiliate of the Defendant performs institutional investment advisory services. The fee charged for investment advisory services rendered to the Arizona State Retirement System for managing an active large cap equity account with $1.1 billion in assets was just 14 basis points in 1999. The fee charged for investment advisory services rendered to the New York State Common Retirement Fund for managing a large cap equity account with $1.4 billion in assets was just 16.7 basis points in 1999.

66. If the fee schedules applicable to these comparable accounts were applied to Ultra for 2002, instead of paying two hundred and forty million dollars ($240,000,000) in fees during 2002, Ultra shareholders would have paid a fraction of that amount: one hundred and ten million one hundred and fifty thousand dollars ($110,150,000) under the IDEX fee schedule, ninety two

million nine hundred and ninety five thousand dollars ($92,995,000) under the American Express fee structure, eighty three million thirty thousand dollars ($83,030,000) under the New York Life fee structure, seventy eight million five hundred and twenty five thousand dollars ($78,525,000) under the Principal fee structure, forty million seven hundred and forty eight thousand dollars ($40,748,000) under the New York State fee structure, and thirty four million one hundred and sixty thousand dollars ($34,160,000) under the Arizona fee structure. In short, had those fee structures applied, Ultra shareholders would have paid anywhere from 54.1 percent to 85.8 percent less in fees during 2002.

67. If the fee schedules applicable to these comparable accounts were applied to Select for 2002, instead of paying over forty five million ($45,000,000) in fees during 2002, Select shareholders would have paid a fraction of that amount: twenty million one hundred and fifty thousand dollars ($20,150,000) under the IDEX fee schedule, eighteen million four hundred and forty five thousand dollars ($18,445,000) under the American Express fee structure, fifteen million thirty thousand dollars ($15,030,000) under the New York Life fee structure, fourteen million five hundred and twenty five thousand dollars ($14,525,000) under the Principal fee structure, seven million three hundred and forty eight thousand dollars ($7,348,000) under the New York State fee structure, and six million one hundred and sixty thousand dollars ($6,160,000) under the Arizona fee structure. In short, had those fee structures applied, Select shareholders would have paid anywhere from 55.5 percent to 86.4 percent less in fees during 2002.

68. If the fee schedules applicable to these comparable accounts were applied to Growth for 2002, instead of paying over fifty five million dollars ($55,000,000) in fees during 2002, Growth shareholders would have paid a fraction of that amount: twenty five million one

hundred thousand dollars ($25,100,000) under the IDEX fee schedule, twenty two million six hundred and twenty five thousand dollars ($22,625,000) under the American Express fee structure, eighteen million seven hundred and seventy thousand dollars ($18,770,000) under the New York Life fee structure, eighteen million forty five thousand dollars ($18,045,000) under the Principal fee structure, nine million one hundred and eighty five thousand dollars ($9,185,000) under the New York State fee structure, and seven million seven hundred thousand dollars ($7,700,000) under the Arizona fee structure. In short, had those fee structures applied, Growth shareholders would have paid anywhere from 54.5 percent to 86 percent less in fees during 2002.

(5) Fallout Benefits

69. Defendant indirectly profits because of the existence of the Plaintiff Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Plaintiff Funds.

70. On information and belief, Defendant receives further fallout benefits from securities lending arrangements. Essentially, Defendant loans out the securities of the Plaintiff Funds and receives compensation as the lending agents of the Plaintiff Funds.

71. A highly profitable fallout benefit to Defendant is the ability to sell services paid for by the Plaintiff Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendant. Without payment by Plaintiffs and other shareholders of the Plaintiff Funds of millions of dollars in fees, Defendant would have to pay to conduct that research independently in order to provide

services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Plaintiff Funds pay all of the costs associated with the services, Defendant resells these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

72. On information and belief, Defendant does not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Plaintiff Funds or to the Plaintiff Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Plaintiff Funds have paid for these benefits and are entitled to compensation in the form of reduced fees.

(6) The Independence and Conscientiousness of the Directors

73. Section 10 of the ICA requires that at least 40% of the Plaintiff Funds' directors be "disinterested" as defined therein. An SEC Rule adopted in 2001 currently require that at least 50% of the Plaintiff Funds' directors be "disinterested" as defined in ICA § 10; a rule amendment which becomes effective January 1, 2006 will raise that percentage to 75%. 17 C.F.R. § 270.0-1(a)(7)(1).

74. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

75. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Plaintiff Funds. As such, the disinterested directors have primary

responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendant and reviewing the reasonableness of the advisory fees received by Defendant. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Plaintiff Funds' assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendant. Defendant, in turn, has a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c).

76. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Plaintiff Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements, and the control of management over the directors in reviewing the fees paid by the Plaintiff Funds are not presumed but, rather, are important factors in determining whether Defendant has breached its fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

77. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if

> directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

78. As part of its practice of charging and receiving excessive fees, Defendant did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendant did not provided adequate information to the directors regarding the fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendant so that the directors could properly compare these fees.

b. On information and belief, Defendant provided misleading information to the directors regarding the economies of scale enjoyed and fallout benefits received by Defendant.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale.

79. The foregoing assures that the directors do not understand Defendant's true cost structure and, in particular, the economies of scale enjoyed by them in providing services to the Plaintiff Funds and their institutional and other clients.

80. On information and belief, the disinterested directors of the Plaintiff Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendant and has allowed Defendant to dominate and

unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

81. Under ICA §36(b), Defendant owes a fiduciary duty to each of the Plaintiff Funds which is in addition to and separate from the fiduciary duty owed to the Plaintiff Funds by the disinterested directors. Therefore, approval of the fees by the disinterested directors of the Plaintiff Funds does not in any way relieve Defendant of its fiduciary duty under ICA §36(b) not to charge excessive fees.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY

82. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

83. The fees charged by Defendant for providing services to the Plaintiff Funds represent a breach of Defendant's fiduciary duty to the Plaintiff Funds because they are excessive and either were not negotiated at arm's length or do not replicate the effects of arms length bargaining, in light of all the surrounding circumstances, including the fees that Defendant charges its other clients and the other factors alleged above.

84. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Plaintiff Funds ahead of their own interests, Defendant has breached and continue to breach its statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

85. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale.

86. By retaining excess profits derived from economies of scale, Defendant has breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

87. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Plaintiff Funds.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendant has violated and continue to violate § 36(b) of the ICA and that any agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendant from further violations of the ICA;

c. An order awarding damages against Defendant, including all fees paid to them by Plaintiffs and the Plaintiff Funds (or in the alternative a disgorgement of all profits received by Defendant) for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: August 24, 2005.

By: /s Becky Ferrell-Anton
Guy M. Burns, Pro Hac Vice
Jonathan S. Coleman, Pro Hac Vice
Becky Ferrell-Anton, Pro Hac Vice
Audrey Rauchway, Pro Hac Vice

JOHNSON, POPE, BOKOR
RUPPEL & BURNS, LLP
403 East Madison Street, Ste. 400
Tampa, FL 33602
(813) 225-2500

Steven White (# 26333)
WHITE, ALLINDER, GRAHAM,
& BUCKLEY, LLC
19049 E. Valley View Parkway, Suite C
Independence, MO 64055
Phone: (816) 373-9080
Fax: (816) 363-9319

Wm. Dirk Vandever (# 24463)
THE POPHAM LAW FIRM, P.C.
323 W. 8th Street, Suite 200
Kansas City, Missouri 64105
(816) 221-2288

Michael J. Brickman, Pro Hac Vice
James C. Bradley, Pro Hac Vice
Nina H. Fields, Pro Hac Vice
RICHARDSON, PATRICK, WESTBROOK
& BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Consolidated Amended Complaint has been served by regular U.S. mail this 24 day of August 2005, to the following:

Daniel E. Blegen, Esq.
Randall E. Hendricks, Esq.
ROUSE HENDRICKS GERMAN
MAY, P.C.
1010 Walnut, Suite 400
Kansas City, MO 64106

James Benedict
C. Neil Gray
Sean Murphy
MILBANK, TWEED, HADLEY
& MCCLOY LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

By: /s Becky Ferrell-Anton
Guy M. Burns, Pro Hac Vice
Jonathan S. Coleman, Pro Hac Vice
Becky Ferrell-Anton, Pro Hac Vice
Audrey Rauchway, Pro Hac Vice
JOHNSON, POPE, BOKOR, RUPPEL
& BURNS, L.L.P.
403 East Madison Street, Suite 400
Tampa, FL 33602
Phone: (813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman, Pro Hac Vice
James C. Bradley, Pro Hac Vice
Nina Fields, Pro Hac Vice
RICHARDSON PATRICK WESTBROOK
& BRICKMAN, LLC
P.O. Box 879
Charleston, SC 29402
Phone: (843) 727-6500
Fax: (843) 727-3103

Steven White
WHITE, ALLINDER, GRAHAM,
& BUCKLEY, LLC
19049 E. Valley View Parkway, Suite C
Independence, MO 64055
Phone: (816) 373-9080
Fax: (816) 363-9319

Wm. Dirk Vandever (#24463)
THE POPHAM LAW FIRM, P.C.
323 West 8th Street, Suite 200
Kansas City, MO 64105
Phone: (816) 221-2288
Fax: (816) 221-3999

Attorneys for Plaintiffs

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